Explanation of Responses:
(1)
Effective August 2016, Francis X. Egan is no longer associated with Northwater Capital Inc.  Mr. Egan agreed to assign his interest in the stock options reported herein to Frances Kordyback. Pursuant to an agreement between Ms. Kordyback and Northwater Capital Management Inc., a corporation formed under the laws of the Province Ontario (“NCMI”), NCMI is entitled under the agreement to all economic benefits of such stock options and all other stock options held by Ms. Kordyback.  NCMI has no right to the economic benefits of the stock options Mr. Egan continues to hold.

(2)	The option is fully vested.